UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

SEP Acquisition Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

589381201
(CUSIP Number)

R. Andrew White
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098
(713) 715-6820

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

October 2, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
R. Andrew White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,465,375
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,465,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,465,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6% (based on 3,719,634 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and 2,095,000 shares of Class B common stock, par value $0.0001 per share (“Founder Shares”) of SEP Acquisition Corp. (the “Issuer”) outstanding as of October 3, 2023)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
M. Blair Garrou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,260,375
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,260,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,260,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.3% (based on the 3,719,634 shares of Class A Common Stock and 2,095,000 Founder Shares outstanding as of October 3, 2023)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
Mercury Sponsor Group I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,465,375
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,465,375
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,465,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6% (based on the 3,719,634 shares of Class A Common Stock and 2,095,000 Founder Shares outstanding as of October 3, 2023)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

This Amendment No. 3 amends, as set forth below, the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on August 4, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 25, 2021 and Amendment No. 2 filed with the SEC on February 23, 2023. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraphs:

Merger Agreement

As disclosed in a Current Report on Form 8-K that the Issuer filed on August 23, 2023 (the “August Form 8-K”) with the U.S. Securities and Exchange Commission (the “SEC”), the Issuer previously entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated August 23, 2023, with SEP Acquisition Holdings Inc., a Nevada corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), and SANUWAVE Health, Inc., a Nevada corporation (“SANUWAVE”), pursuant to which Merger Sub will merge with and into SANUWAVE, with SANUWAVE being the surviving entity and wholly-owned subsidiary of the Issuer (the “Business Combination”). The Merger Agreement contains a covenant requiring the Issuer to file, prior to the closing of the Business Combination upon approval by the holders of the Founder Shares, an amendment (the “Class B Charter Amendment”) to the Issuer’s Amended and Restated Certificate of Incorporation, dated July 27, 2021, as amended on December 20, 2022 (the “Amended and Restated Certificate of Incorporation”), to remove the anti-dilution provision applicable to certain issuances of securities by the Issuer and to adjust the conversion ratio so that the Founder Shares shall be convertible into shares of Class A Common Stock on a 1:0.277 basis instead of a 1:1 basis.

Forfeiture and Redemption Agreement

As disclosed in a Current Report on Form 8-K that the Issuer filed on October 3, 2023 (the “October Form 8-K”), the Issuer received notice from the staff of The Nasdaq Stock Market LLC that it is not in compliance with the $35 million minimum Market Value of Listed Securities (“MVLS”) standard. In order to bring the Issuer into compliance with the MVLS standard, the Sponsor has elected to convert 2,415,375 Founder Shares into 2,415,375 shares of Class A Common Stock so that the Issuer’s MVLS is above the $35 million minimum requirement.

In order to conform with the terms and conditions of the Merger Agreement and to maintain the same economics of the Business Combination for all Class B stockholders, on October 2, 2023, the Sponsor, the Issuer and SANUWAVE entered into a Forfeiture and Redemption Agreement (the “Forfeiture and Redemption Agreement”), pursuant which the Sponsor has agreed to forfeit 1,746,316 of its shares (the “Forfeited Shares”) of Class A Common Stock contingent upon and effective immediately prior to the closing of the Business Combination (the “Closing”). The Forfeiture and Redemption Agreement also provides that the Issuer will subsequently redeem the Forfeited Shares in exchange for no consideration contingent upon and effective immediately prior to the Closing. The Sponsor’s agreement to forfeit the Forfeited Shares pursuant to the Forfeiture and Redemption Agreement will result in the Sponsor having the number of shares of Class A Common Stock at the Closing that it would have otherwise had if it had converted all of its Founder Shares at the Closing on a 1:0.277 basis pursuant to the Class B Charter Amendment.

The foregoing description of the Forfeiture and Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forfeiture and Redemption Agreement, a copy of which is filed herewith as Exhibit 99.7 and is incorporated herein by reference.

Class B Charter Amendment

As disclosed in the October Form 8-K, on October 3, 2023, the Sponsor, being the holder of a majority of the Founder Shares, acting by written consent pursuant to Section 228(a) of the General Corporation Law of the State of Delaware and the Issuer’s bylaws, approved the Class B Charter Amendment. The Issuer filed the Class B Charter Amendment with the Secretary of State of the State of Delaware on October 3, 2023.

Sponsor Voting Agreement

As disclosed in the August Form 8-K, simultaneously with the execution and delivery of the Merger Agreement, the Issuer and SANUWAVE entered into a voting agreement (the “Sponsor Voting Agreement”) with the Sponsor. Under the Sponsor Voting Agreement, the Sponsor has agreed to vote all of the Sponsor’s shares of the Issuer in favor of the Merger Agreement and the Business Combination and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination and the other matters to be submitted to the Issuer’s stockholders for approval in connection with the Business Combination, in the manner and subject to the conditions set forth in the Sponsor Voting Agreement, and provide a proxy to SANUWAVE to vote such shares of the Issuer accordingly (subject to the condition that the Issuer’s Registration Statement on Form S-4 (File No. 333-274653) has been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Business Combination as set forth in the Sponsor Voting Agreement shall take effect from the date such agreement is executed). The Sponsor Voting Agreement prevents transfers of the shares of the Issuer held by the Sponsor between the date of the Sponsor Voting Agreement and the termination of such Sponsor Voting Agreement, except for certain permitted transfers where the recipient also agrees to comply with the Sponsor Voting Agreement.

The foregoing description of the Sponsor Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Voting Agreement, a copy of which is filed herewith as Exhibit 99.8 and is incorporated herein by reference.

Voting and Non-Redemption Agreement

As disclosed in the August Form 8-K, simultaneously with the execution and delivery of the Merger Agreement, the Issuer entered into voting and non-redemption agreements (collectively, the “Voting and Non-Redemption Agreements”) with certain stockholders of the Issuer, which included Mercury Houston and Mercury Affiliates. Under the Voting and Non-Redemption Agreements, Mercury Houston and Mercury Affiliates agreed to vote all of their shares of the Issuer in favor of the Merger Agreement and the Business Combination and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination and the other matters to be submitted to the Issuer’s stockholders for approval in connection with the Business Combination, in the manner and subject to the conditions set forth in the Voting and Non-Redemption Agreements, and provide a proxy to the Issuer to vote such shares accordingly. Under the Voting and Non-Redemption Agreements, Mercury Houston and Mercury Affiliates agreed to not redeem 130,023 and 491,489 shares of Class A Common Stock, respectively, pursuant to or in connection with the Merger. In consideration for entering into and complying with the terms of the Voting and Non-Redemption Agreements, Mercury Houston and Mercury Affiliates are entitled to receive additional shares of Class A Common Stock of the Issuer in accordance with the formula set forth in the Voting and Non-Redemption Agreements if the price of the shares of Class A Common Stock sold in the Issuer’s PIPE offering is below $10 per share. It is anticipated that the price of the shares of Class A Common Stock sold in the Issuer’s PIPE offering will be $10.00 per share. As a result, it is anticipated that no additional shares of Class A Common Stock will be issued pursuant to the Voting and Non-Redemption Agreements. The Voting and Non-Redemption Agreements prevent transfers of the shares of the Issuer between the date of the Voting and Non-Redemption Agreement and the Closing or earlier termination of the Merger Agreement or such Voting and Non-Redemption Agreement, except for certain permitted transfers where the recipient also agrees to comply with the Voting and Non-Redemption Agreement.

The foregoing description of the Voting and Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Non-Redemption Agreements, a copy of which is filed herewith as Exhibit 99.9 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b)

As set forth herein, R. Andrew White may be deemed to have beneficial ownership of 2,415,375 shares of Class A Common Stock and 1,050,000 Founder Shares owned directly by the Sponsor based on shared voting and dispositive power over the 2,415,375 shares of Class A Common Stock and 1,050,000 Founder Shares owned directly by the Sponsor by virtue of his status as one of two managers of the Sponsor.  Mr. White disclaims beneficial ownership of the shares of Class A Common Stock and Founder Shares beneficially owned by the Sponsor except to the extent of his voting and dispositive interests in such shares of Class A Common Stock and Founder Shares.

As set forth herein, M. Blair Garrou may be deemed to have beneficial ownership of 3,210,375 shares of Class A Common Stock owned by the Sponsor, Mercury Houston and Mercury Affiliates and 1,050,000 Founder Shares owned by the Sponsor. Mr. Garrou has shared voting and dispositive power over the (i) 2,415,375 shares of Class A Common Stock and 1,050,000 Founder Shares owned directly by the Sponsor, (ii) 130,023 shares of Class A Common Stock underlying Units directly owned by Mercury Houston, by virtue of his status as the sole manager of Mercury Houston, and (iii) 664,977 shares of Class A Common Stock underlying Units directly owned by Mercury Affiliates, by virtue of his status as the sole manager of the Mercury Affiliates. Mr. Garrou disclaims beneficial ownership of the shares of Class A Common Stock and Founder Shares beneficially owned by the Sponsor, Mercury Houston and Mercury Affiliates except to the extent of his voting and dispositive interests in such shares of Class A Common Stock and Founder Shares.

The Sponsor holds directly 2,415,375 shares of Class A Common Stock and 1,050,000 Founder Shares. The Sponsor has no independent operations, and its current principal functions are to directly hold equity interests in the Issuer.

The percentage ownership amounts are based on 3,719,634 shares of Class A Common Stock and 2,095,000 Founder Shares outstanding as of October 3, 2023.

(c) On October 2, 2023, the Sponsor converted 2,415,375 Founder Shares into 2,415,375 shares of Class A Common Stock on a one-for-one basis pursuant to the Amended and Restated Certificate of Incorporation in effect on the date of conversion.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Class A Common Stock and Founder Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

The description of the Forfeiture and Redemption Agreement, Sponsor Voting Agreement, and Voting and Non-Redemption Agreements set forth in Item 4 are incorporated by reference into this Item 6. Exhibits 99.7, 99.8 and 99.9 hereto are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

No.	Description of Exhibit
99.7	Forfeiture and Redemption Agreement (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40679) filed on October 3, 2023)

99.8	Sponsor Voting Agreement, dated as of August 23, 2023, by and among the Sponsor, the Issuer, and SANUWAVE (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40679) filed on August 23, 2023)

99.9	Form of Voting and Non-Redemption Agreement, dated as of August 23, 2023, by and among the Issuer, SANUWAVE, and the stockholders of the Issuer party thereto (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-40679) filed on August 23, 2023)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2023	R. ANDREW WHITE

/s/ R. Andrew White

Dated: October 3, 2023	M. BLAIR GARROU

/s/ M. Blair Garrou

Dated: October 3, 2023	MERCURY SPONSOR GROUP I, LLC

	By:	/s/ R. Andrew White
R. Andrew White, Authorized Person